SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Dynatronics Corp.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
268157104
(CUSIP Number)
December 31, 2011
(Date or Event Which Requires Filing of This Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)   X

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 268157104
13G

1.
Names of Reporting Persons? John Henderson

2.
Check the Appropriate Box if a Member of a Group (see instructions)

(a)

(b)
3.
SEC USE ONLY

4.
Citizenship or Place of Organization
New York, United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power:
0 shares of Common Stock


6.
Shared Voting Power:
0 shares of Common Stock


7.
Sole Dispositive Power:
0 shares of Common Stock


8.
Shared Dispositive Power:
0 shares of Common Stock

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:
0 shares of Common Stock

11.
Percent of Class Represented by Amount in Row 9
0%

12.
Type of Reporting Person (see instructions)
IN



Item 1(a).

Name of Issuer:

Dynatronics Corp.

Item 1(b).
Address of Issuer?s Principal Executive Offices:

7030 Park Centre Drive
Cottonwood Heights, UT 84121

Item 2(a).
Name of Person Filing:

John Henderson

Item 2(b).
Address of Principal Business Office or, if none, Residence:

61 Peirrepont Street
#22
Brooklyn, NY 11201

Item 2(c).
Citizenship:

New York, United States of America

Item 2(d).
Title of Class of Securities:
Common Stock

Item 2(e).
CUSIP Number:
268157104

Item 3.

Not applicable.

Item 4. Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person filing this Schedule 13G is provided as of December 31, 2011:

Shares Held Directly: 0

Sole Voting Power: 0

Shared Voting Power: 0

Sole Dispositive Power: 0

Shared Dispositive Power: 0

Beneficial Ownership: 0

Percentage of Class: 0%


Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: X

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.
Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.



SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 2012

/s/John Henderson